Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-133241
September 6, 2006

REALTY INCOME CORPORATION

PRICING TERM SHEET

5.950% Notes due 2016

Issuer:	Realty Income Corporation

Security:	5.950% Notes due 2016

Size:	$275,000,000

Maturity Date:	September 15, 2016

Coupon:	5.950%, accruing from September 18, 2006

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2007

Price to Public:	99.740%

Underwriting Discount:	0.650%

Net Proceeds, Before Expenses, to Realty Income Corporation:	$272,497,500

Spread to Benchmark Treasury:	+ 118 bp

Benchmark Treasury:	4.875% due 8/16

Benchmark Treasury Yield:	4.805%

Reoffer Yield:	5.985%

Make-Whole Call:	Treasury Rate + 20 basis points

Expected Settlement Date:	September 18, 2006

CUSIP/ISIN:	756109AJ3 / US756109AJ30

Anticipated Ratings:	BBB+ by Fitch Ratings (stable outlook) Baa2 by Moody’s Investors Service, Inc. (positive outlook) BBB by Standard & Poor’s Ratings Services (stable outlook)

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Co-Managers:	A.G. Edwards & Sons, Inc. BNY Capital Markets, Inc. BB&T Capital Markets, a division of Scott & Stringfellow, Inc. BMO Capital Markets Corp. Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC by telephone (toll free) at 1-800-294-1322 or by email at dg.prospectus_distribution@bofasecurities.com, by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407 or by contacting Credit Suisse Securities (USA) LLC by telephone (toll free) at 1-800-221-1037.

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